06002399

UNITED STATES
; AND EXCHANGE COMMISSION
Vashington, D.C. 20549

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...UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28820

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lakeshore Securities, L.P.

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S. LaSalle Street, Suite 1000
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Gannon 312.663.1307
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C.
203

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Mark Gannon, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Lakeshore Securities, L.P., as of December 31, 2005, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

24th day of February 2006

Nancy J. Simenson

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Mark E Gannon
Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Lakeshore Securities, L.P.

Statement of Financial Condition

December 31, 2005

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP

Certified Public Accountants

Lakeshore Securities, L.P.
Table of Contents
December 31, 2005

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report

Partners of
Lakeshore Securities, L.P.

We have audited the accompanying statement of financial condition of Lakeshore Securities, L.P. as of December 31, 2005 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lakeshore Securities, L.P. as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 10, 2006

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Lakeshore Securities, L.P.
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 1,953,474
Securities owned (pledged $86,705)	681,975
Receivable from broker-dealers	2,111,167
Exchange memberships, at cost (fair value $2,625,000)	625,000
Other assets	22,149
Total assets	$ 5,393,765

Liabilities and Partners' Capital

Liabilities	
Accounts payable and accrued expenses	$ 685,766
Securities sold, not yet purchased	4,450
Total liabilities	690,216
Partners' capital	
General partners	4,092,088
Limited partners	611,461
Total partners' capital	4,703,549
Total liabilities and partners' capital	$ 5,393,765

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Lakeshore Securities, L.P. (a limited partnership) (the "Partnership") is a registered broker-dealer and a member of the Chicago Board Options Exchange, Inc. and Options Clearing Corporation. The Partnership is also registered as an introducing broker with the Commodity Futures Trading Commission (the "CFTC"), and is a member of the National Futures Association (the "NFA") and Chicago Futures Exchange. The Partnership provides brokerage and clearing services to customers, primarily broker-dealers, on a national basis.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash equivalents are highly liquid investments with a maturity of three months or less at date of acquisition.

Securities Owned and Securities Sold, Not Yet Purchased—Securities owned and securities sold, not yet purchased are valued at fair market value.

Exchange Memberships—Exchange memberships are held for operating purposes and are carried at cost.

Income Recognition—Securities transactions and the related brokerage revenue and expense are recorded on trade date.

Income Taxes—The financial statements do not reflect any income taxes since the taxable income of the Partnership is includable in the income tax returns of the partners.

Note 2 Fair Value of Financial Instruments

Substantially all of the Partnership's assets and liabilities are considered financial instruments. Except for exchange memberships held for operating purposes, these assets and liabilities are either already reflected at fair values or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 3 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2005 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Treasury bills - guarantee fund deposit	$ 595,270	$ -
Equity securities	84,580	
Equity options	2,125	4,450
	$ 681,975	$ 4,450

Note 4 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2005 consist of:

Brokerage receivable	$ 1,857,270
Cash on deposit at clearing broker	253,897
	$ 2,111,167

Cash and equity securities and options held by another broker-dealer collateralize amounts due to the clearing broker, if any, and may serve to satisfy margin and regulatory requirement.

Note 5 Commitments, Contingencies and Guarantees

The Partnership has a lease for office space expiring June 30, 2008. The minimum rental commitment is as follows:

2006	$ 45,034
2007	46,389
2008	23,536
	$ 114,959

The Partnership is a member of an exchange. Associated with its membership, the Partnership may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. In general, the Partnership's guarantee obligations would arise only if the exchange had previously exhausted it resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. The Partnership has not recorded any contingent liability in the financial statements for these guarantees and management believes that any potential requirement to make payments under this guarantee is remote.

The partnership agreement provides, among other things, that the Partnership may, under certain circumstances and subject to minimum capital requirements, elect to purchase a partner's interest at a price, as defined.

Note 6 Related Parties

An affiliate of the Partnership, related through common ownership, owns a portion of another broker-dealer. The Partnership provides execution services to this broker-dealer. In addition, the Partnership pays this broker-dealer for technology solutions and execution services.

Seat lease expense is paid to partners and an employee.

Note 7 Employee Benefit Plan

The Partnership participates in a 401(k) employee benefit plan covering substantially all of its employees and employees of related entities. Contributions to the plan are at the discretion of the Partnership.

Note 8 Line of Credit

The Partnership, through its partners, has available a line of credit of $1,000,000 from a commercial lending institution that expires September 30, 2006. There were no loans against this line of credit at December 31, 2005. Any borrowings would be collateralized by certain assets of the partners and the Partnership and would bear interest at the bank's prime rate. The agreement, among other things, also contains covenants relating to line of business, use of proceeds and borrowings from other institutions.

Note 9 Financial Instruments with Off-Balance-Sheet Risk

The Partnership, in connection with its proprietary trading activities, enters into transactions involving derivative financial instruments, primarily options on equity securities. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Note 9 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to market risk. The Partnership attempts to control its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange traded financial instruments, such as options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentrations of Credit Risk—The receivable from broker-dealers and cash on deposit with clearing broker represent a concentration of credit risk resulting from the Partnership's brokerage activity. In addition, cash and cash equivalents include bank deposits of approximately $1,802,000 in excess of federally insured amounts. The Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker, broker-dealers and banks with which it conducts business and does not anticipate nonperformance by these counterparties.

Note 10 Net Capital Requirements

The Partnership is subject to the minimum net capital requirements of the Securities and Exchange Commission ("SEC") and the CFTC. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Partnership is required to maintain "net capital" of 2 percent of combined "aggregate debits" or $2,000,000, whichever is greater, as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1.17), the Partnership is required to maintain "adjusted net capital" of $30,000, as this term is defined. Also, the Partnership, as a clearing member of the Options Clearing Corporation, is required to maintain net capital of $2,000,000 (Rule 302(a)).

Net capital and net capital requirements change from day to day, but at December 31, 2005, under the most restrictive of these requirements, the Partnership had net capital and net capital requirements of approximately $3,049,000 and $2,000,000, respectively. The net capital rule may effectively restrict partner withdrawals.